UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sungy Mobile Limited
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share (“Class A Ordinary Shares”)
(Title of Class of Securities)

86737M100(1)
(CUSIP Number)

Quan Zhou IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong + (852) 2529-1016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

(1)   The CUSIP number applies to American Depositary Shares (“ADSs”) representing Class A Ordinary Shares into which Class B Ordinary Shares, par value $0.0001 per share, held by the Reporting Persons are convertible at any time.

CUSIP No. 86737M100	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Sunflower Parent Limited, a Cayman Islands company (“Parent”) owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent. The Reporting Person and IDG-Accel China Growth Fund-A L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-A L.P. and thus share voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel  China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of the Parent. The Reporting Person and IDG-Accel China Growth Fund-L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-L.P. and thus share voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P.. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel  China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent.  By virtue of being the general partner of both IDG-Accel China Growth Fund L.P. and  IDG-Accel China Growth Fund-A L.P., the Reporting Person may be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund GP Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P.  In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent. By virtue of being the ultimate general partner of both IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P., the Reporting Person may be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P, 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent. By virtue of being the general partner of IDG-Accel China Investors, L.P., the Reporting Person may also be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent.  By virtue of being the general partner of IDG Technology Venture Investment III, L.P., the Reporting Person may also be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Chi Sing Ho are managing members. By virtue of acting together with Mr. Chi Sing Ho to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1 ordinary share (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1 ordinary share (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 ordinary share (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Represents one ordinary share held by Parent owned as to approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P.. In addition, these entities collectively have a right to appoint one director to the board of Parent.  That director, together with the IDG Reporting Persons as shareholders of Parent, holds veto rights over certain significant matters of Parent. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Quan Zhou are managing members. By virtue of acting together with Mr. Quan Zhou to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to the above share.

(2)	Based on a total of one ordinary share of the Issuer outstanding as of the date hereof.

CUSIP No. 86737M100	SCHEDULE 13D	Page 12 of 16

This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed with respect to Sungy Mobile Limited (the “Issuer”) jointly by (1) IDG-Accel China Growth Fund L.P., (2) IDG-Accel China Growth Fund-A L.P., (3) IDG-Accel China Growth Fund Associates L.P., (4) IDG-Accel China Growth Fund GP Associates Ltd., (5) IDG-Accel China Investors L.P., (6) IDG-Accel China Investors Associates Ltd., (7) IDG Technology Venture Investment III, L.P., (8) IDG Technology Venture Investment III, LLC (collectively, the “IDG Reporting Persons”), (9) Mr. Quan Zhou and (10) Mr. Chi Sing Ho (collectively, with the IDG Reporting Persons, the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D (as defined below), as Exhibit 99.1 and incorporated herein by reference.

This Amendment amends and supplements the statement on Schedule 13D filed on May 27, 2015 (the “Schedule 13D”), as amended and supplement by Amendment No. 1 thereto filed on June 10, 2015, by the Reporting Persons with the Commission.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:
On November 16, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time). At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.
On November 17, 2015, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of November 17, 2015, pursuant to which the Merger became effective on November 17, 2015. As a result of the Merger, the Issuer ceased to be a publicly traded company and will continue its operations as a private company wholly owned by Parent, with one ordinary share outstanding (which is owned by Parent).
At the effective time of the Merger (the “Effective Time”), each ordinary share of the Issuer issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.81667 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$4.90, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain shares held by Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited (the “Rollover Shares”) and the shares held by Parent, the Issuer or any of their respective subsidiaries (including such shares represented by ADSs) immediately prior to the effective time of the Merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent in accordance with the Merger Agreement and the Equity Contribution Agreement.

CUSIP No. 86737M100	SCHEDULE 13D	Page 13 of 16

At the Effective Time, each option to purchase Shares (each, a “Company Option”), and right to purchase Shares (each, a “Company Share Purchase Right”), in each case granted under the Company’s Amended and Restated 2006 Global Share Plan, the Company’s Amended and Restated 2010 Global Share Plan and the Company’s Amended and Restated 2013 Share Incentive Plan (as amended and supplemented, collectively, the “Share Incentive Plans”) that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$0.81667 over the per share exercise price of such Company Option or Company Share Purchase Right and (b) the number of Shares (including Class A ordinary shares represented by ADSs) underlying such Company Option or Company Share Purchase Right in cash, without interest and net of any applicable withholding taxes.
At the Effective Time, each outstanding restricted share (each, a “Company Restricted Share”) and restricted share unit of the Company (each, a “Company RSU”), in each case granted under the Share Incentive Plans that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the US$0.81667 in respect of the number of Shares underlying such Company Restricted Share or Company RSU, in cash, without interest and net of any applicable withholding taxes.
Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Issuer and the ordinary shares underlying them will become effective and the reporting obligations of the Issuer under the Securities Exchange Act of 1934 will be terminated.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) – (b) As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Equity Contribution Agreement.
As of the date hereof, pursuant to Section Section 13(d) of the Act and the rules promulgated thereunder, each of the IDG Reporting Persons, Mr. Quan Zhou and Mr. Chi Sing Ho may be deemed to beneficially own one ordinary share of Parent. Such one ordinary share represents 100% of the outstanding ordinary share of the Issuer. Parent is owned approximately 10.79% by IDG-Accel China Growth Fund L.P., 2.21% by IDG-Accel China Growth Fund-A L.P., 15.70% by IDG Technology Venture Investment III, L.P. and 1.01% by IDG-Accel China Investors L.P.
The above disclosure of percentage information, with respect to the share capital in the Issuer, is based on a total of one ordinary share of the Issuer as of the date hereof.
(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.
(d) – (e) Not applicable.

CUSIP No. 86737M100	SCHEDULE 13D	Page 14 of 16

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

The information regarding the CBC Joinder Agreement, the Merger Agreement, the Contribution Agreement, the Limited Guarantee and the Debt Commitment Letter under Item 4 is incorporated herein by reference in its entirety.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:*              Joint Filing Agreement, dated as of May 27, 2015.

Exhibit 7.02:*             Consortium Agreement, dated as of May 18, 2015.

Exhibit 7.03:**         CBC Joinder Agreement, dated as of June 8, 2015.

Exhibit 7.04:**          Merger Agreement, dated asof June 8, 2015.

Exhibit 7.05:**         Contribution Agreement, dated as of June 8, 2015.

Exhibit 7.06:**          Debt Commitment Letter, dated as of June 5, 2015.

Exhibit 7.07:**          Limited Guarantee, dated as of June 8, 2015.

Exhibit 99.1:                 Joint Filing Agreement by and among the Reporting Persons, dated as of December 2, 2015.

*         Previously filed on May 27, 2015.
**     Previously filed on June 10, 2015.

CUSIP No. 86737M100	SCHEDULE 13D	Page 15 of 16

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2015

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investor Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

CUSIP No. 86737M100	SCHEDULE 13D	Page 16 of 16

IDG-ACCEL CHINA GROWTH FUND GP ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III LLC
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

QUAN ZHOU
By:	/s/ Quan ZHOU
Name: Quan ZHOU

CHI SING HO
By:	/s/ Chi Sing Ho
Name: Chi Sing Ho